Filed by Georgia Gulf Corporation Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Georgia Gulf Corporation

Commission File No. 001-09753

This communication was distributed to certain employees of Georgia Gulf Corporation by e-mail on the afternoon of January 7, 2013.

Message from CEO Paul Carrico

JANUARY 7, 2013

I hope that all of you had an enjoyable, relaxing and — above all — safe holiday.

While many of us were enjoying time with family and friends, the pending merger with PPG’s chlor-alkali and derivatives business continued to move forward.  In late December, the U.S. Internal Revenue Service approved our proposed use of the Reverse Morris Trust tax structure for the transaction.

Days after receiving that approval, PPG began its exchange offer that is another important step toward completing the merger.  The exchange offer permits PPG shareholders to swap their shares of PPG common stock for shares of new company common stock.

The next important milestone will be the anticipated approval of the pending merger by Georgia Gulf shareholders on January 10.  We will then seek financing to complete the merger.

The successful completion of these remaining steps, as well as a few other legal and regulatory issues, should put us in a position to launch the newly merged company around the end of January.

This has been an exciting and eventful process, and I want to thank everyone who has played a role in helping to bring these two organizations together to create a leading integrated chemicals and building products company.

Just as important has been the continued effort and focus of those of you who were not involved with the merger.  Without the ongoing dedication to safety, environmental stewardship, product innovation and customer service — all prerequisites to successfully running our businesses — Georgia Gulf could not have pursued this merger.

As we near the finish line, I want to remind everyone that the successful completion of the merger will serve as the beginning of a great new company in our industry, and with that will come heightened expectations.

I fully expect that 2013 will be even busier than 2012 as we work to integrate our organizations and deliver on our promise to create lasting shareholder value.  The good news is that I know we are up to the task.

Thank you again for your contributions in 2012, and I look forward to working together in 2013 to successfully launch our new organization and execute on our plans to further enhance shareholder value.

Sincerely,

Paul

This communication contains certain statements relating to future events and our intentions, beliefs, expectations, and predictions for the future. Any such statements other than statements of historical fact are forward-looking statements. Words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “we believe,” “we expect,” “estimate,” “project,” “may,” “will,” “intend,” “plan,” “believe,” “target,” “forecast,” “would” or “could” (including the negative variations thereof) or similar terminology used in connection with any discussion of future plans, actions or events, including with respect to the transactions relating to the pending merger of the Company with the chlor-alkali and derivatives business of PPG (the “Transactions”), generally identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding expected benefits of the Transactions, the expected timing of consummation of the Transactions, and our anticipated future financial and operating performance and results. These statements are based on the current expectations of our management. There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements included in this communication. These risks and uncertainties, include:

•                  PPG being unable to obtain any remaining regulatory approvals required to complete the Transactions, or such required approvals delaying the Transactions or resulting in the imposition of conditions that could have a material adverse effect on the combined company or causing the companies to abandon the Transactions;

•                  other conditions to the closing of the Transactions not being satisfied;

•                  a material adverse change, event or occurrence affecting Georgia Gulf or the PPG Chlor-alkali and Derivatives Business prior to the closing of the Transactions delaying the Transactions or causing the companies to abandon the Transactions;

•                  problems arising in successfully integrating the PPG Chlor-alkali and Derivatives Business and Georgia Gulf, which may result in the Combined Company not operating as effectively and efficiently as expected;

•                  the possibility that the Transactions may involve other unexpected costs, liabilities or delays;

•                  the businesses of each respective company being negatively impacted as a result of uncertainty surrounding the Transactions;

•                  disruptions from the Transactions harming relationships with customers, employees or suppliers; and

•                  uncertainties regarding (1) future prices, (2) industry capacity levels and demand for our products, (3) raw materials and energy costs and availability, feedstock availability and prices, (4) changes in governmental and environmental regulations, the adoption of new laws or regulations that may make it more difficult or expensive to operate Georgia Gulf’s businesses or manufacture its products before the Transactions or to operate the Combined Company’s businesses or manufacture its products after the Transactions, (5) Georgia Gulf’s ability to generate sufficient cash flows from its businesses before the Transactions or the combined company’s ability to generate sufficient cash flows from its businesses after the Transactions, (6) future economic conditions in the specific industries to which our products are sold and (7) global economic conditions.

In light of these risks, uncertainties, assumptions and other factors, the forward-looking statements discussed in this communication may not occur.  Other unknown or unpredictable factors could also have a material adverse effect on our actual future results, performance, or achievements.  For a further discussion of these and other risks and uncertainties, see Georgia Gulf’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 and subsequent filings with the Securities and Exchange Commission (the “SEC”).

As a result of the foregoing, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication.  We undertake, and expressly disclaim, any duty to update any forward-looking statement whether as a result of new information, future events, or changes in its respective expectations, except as required by law.

Additional Information and Where to Find it

This communication does not constitute an offer to buy, or solicitation of an offer to sell, any securities of Georgia Gulf, and no offer or sale of such securities will be made in any jurisdiction where it would be unlawful to do so. In connection with the Merger, Georgia Gulf filed a definitive proxy statement on Schedule 14A with the SEC on December 6, 2012, which was sent to stockholders of Georgia Gulf seeking approval for the issuance of shares of Georgia Gulf common stock in connection with the Merger and the other matters described in the definitive proxy statement. In addition, Georgia Gulf has filed a registration statement (including a prospectus) on Form S-4 (File No. 333-183724) with the SEC relating to the Merger. The registration statement has been declared effective. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT AND THE PROSPECTUS FORMING PART OF THE REGISTRATION STATEMENT, AND ANY OTHER RELEVANT DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT GEORGIA GULF, THE PPG CHLOR-ALKALI AND DERIVATIVES BUSINESS AND THE MERGER. Investors and security holders will be able to obtain these materials and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, copies of the registration statement and definitive proxy statement may be obtained free of charge by accessing Georgia Gulf’s website at www.GGC.com by clicking on the “Investors” link and then clicking on the “SEC Filings” link, or upon written request to Georgia Gulf at 115 Perimeter Center Place, Suite 460, Atlanta, Georgia 30346, Attention: Investor Relations. Stockholders may also read and copy any reports, statements and other information filed by Georgia Gulf with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Solicitation

Georgia Gulf, PPG, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from stockholders in respect of the Merger under the rules of the SEC. Information regarding Georgia Gulf’s directors and executive officers is available in its Georgia Gulf’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the SEC on February 24, 2012, and in its definitive proxy statement, filed with the SEC on April 16, 2012, in connection with its 2012 annual meeting of stockholders. Information regarding PPG’s directors and executive officers is available in PPG’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the SEC on February 16, 2012, and in its definitive proxy statement, filed with the SEC on March 8, 2012, in connection with its 2012 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise is contained in the Georgia Gulf registration statement on Form S-4 (File No. 333-183724) and the prospectus that is a part thereof and the Georgia Gulf definitive proxy statement on Schedule 14A filed with the SEC on December 6, 2012, and other relevant materials filed with the SEC.